UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2017

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

[Free English Translation]

BANCO SANTANDER (BRASIL) S.A.

Public Company with Authorized Capital

Taxpayer Registry Number (CNPJ/MF) 90.400.888/0001-42

Company Registry Number (NIRE) 35.300.332.067

MINUTES OF THE EXTRAORDINARY GENERAL MEETING

HELD ON JULY 20th, 2017

DATE, TIME, AND PLACE: July 20th, 2017, at 3 p.m., at the headquarters of Banco Santander (Brasil) S.A. (“Santander Brasil” or “Company”) located at Avenida Presidente Juscelino Kubitschek, No. 2.041/2235, Vila Olímpia, 04543-011, in the city of São Paulo, State of São Paulo.

ATTENDANCE: Shareholders representing more than 95% of the Company’s voting capital, considering the remote voting forms, as per the summarized voting map disclosed by the Company.

BOARD: Mr. Daniel Pareto, presiding the meeting; and Mrs. Beatriz Outeiro, as Secretary.

CALL AND LEGAL PUBLICATIONS: (1) Call Notice published in the State of São Paulo Official Gazette (Diário Oficial do Estado de São Paulo - “DOESP”) and in the newspaper Valor Econômico, on June 20th, 21st and 22nd, 2017.

AGENDA: (a) To FIX the number of members that will compose the Board of Directors in the mandate from 2017 to 2019; (b) To ELECT new member to compose the Company´s Board of Directors; (c) Due to deliberate in the previous items, to CONFIRM the composition of the Company’s Board of Directors.

READING OF DOCUMENTS, VOTING, AND DRAFTING OF THE MINUTES: (1) The reading of the documents related to the Agenda was dismissed, considering that they are entirely knew by the shareholders and were disclosed on the Brazilian Securities and Exchange Commission website (Comissão de Valores Mobiliários - “CVM” - www.cvm.gov.br) on June 19th, 2017, as per Instruction CVM No. 481/2009, as amended; (2) The declarations of votes, objections and divergences submitted shall be numbered, received and certified by the Board and shall be kept filed at the Company’s headquarters, pursuant to Article 130, first paragraph, of Law No. 6,404/76 (“Brazilian Corporations Law”); and (3) Authorized the drafting of these minutes as summary, and its publishing without the signatures of all the attending shareholders, pursuant to Article 130, paragraphs 1st and 2nd, of the Brazilian

Corporations Law.

REMOTE VOTING: The attending shareholders resolved to dismiss the reading of the Consolidate Voting Map disclosed to market on July 19th, 2017, pursuant to the fourth paragraph of Article 21-W of Normative Instruction CVM No. 561/2015, which was also made available by the Board for verification of the shareholders jointly with the other above mentioned documents.

RESOLUTIONS: Following the discussions related to the Agenda’s matters, the attending shareholders of the Company resolved to, with abstention of the prevent shareholders:

(I) TO FIX by majority of the attending shareholders, with 3,681,572,632 favorable votes, the number of ten (10) members to be part of the Board of Directors in the mandate valid until the Ordinary General Meeting to be held in 2019, in compliance with the provisions of §1º of art. 14 of the Company's by-laws. There were no votes against and abstentions;

(II) TO ELECT by majority of the attending shareholders, with 3,623,140,282 favorable votes and 58,432,350 abstentions, as independent member of the Company’s Board of Directors, for a complementary mandate valid until the investiture of the members elected in the Ordinary General Meeting to be held in 2019, Mrs. Deborah Stern Vieitas, Brazilian, married, public administrator and journalist, bearer of the Brazilian Identity Card (“RG”) No. 3.839.280-X SSP/SP, enrolled with CPF/MF under No. 013.968.828-55, domiciled in São Paulo, State of São Paulo, with office at Avenida Presidente Juscelino Kubitschek, No. 2041 and 2235 – Building A – Vila Olímpia, 04543-011, in the city of São Paulo, State of São Paulo. It remains registered in this minutes that, according to the representations presented and filed at the Company, the member of the Board of Directors, just elected, (i) is not convicted of any crime that forbids the performance of commercial activities, especially those mentioned in the first and second paragraphs of Article 147 of the Brazilian Corporations Law; (ii) fulfill the requirements set out on Resolution No. 4.122, of August 2nd, 2012, of the National Monetary Council; and (iii) will only take office to the position she have been elected after authorization of her appointment by the Central Bank of Brazil and by means of execution of the representation set in Article 2nd, of the Normative Instruction CVM No. 367, of May 29th, 2002; and

(III) Due to deliberate in the previous items, to CONFIRM by majority of the attending shareholders, with 3,671,622,268 favorable votes, 366,600 against votes and 9,583,764 abstentions, the composition of the Company’s Board of Directors, with mandate valid until the investiture of the members elected in the Ordinary General Meeting to be held in 2019, as follows: Chairman of the Board of Directors: Mr. Álvaro Antônio Cardoso de Souza, Portuguese, married, economist, bearer of the Foreigners Identity Card (“RNE”) No. W401505-E, enrolled with Individual Taxpayer Registry (“CPF/MF”) under No. 249.630.118-91, domiciled in São Paulo, State of São Paulo, with office at Avenida Presidente Juscelino Kubitschek, No. 2041 and 2235 – Building A – Vila Olímpia, 04543-011, in the city of São Paulo, State of São Paulo; Vice-Chairman of the Board of Directors: Mr. Sergio Agapito Lires Rial, Brazilian, single, economist, bearer of the Brazilian Identity Card (“RG”) No. 04.621.473-0 IFP/RJ, enrolled with CPF/MF under No. 595.644.157-72, domiciled in São Paulo, State of São Paulo, with office at Avenida Presidente Juscelino Kubitschek, No. 2041 and 2235 – Building A – Vila Olímpia, 04543-011, in the city of São Paulo, State of São Paulo; Directors: Mr. Celso Clemente Giacometti, Brazilian, married, business administrator, bearer of the Identity Card RG No. 3.179.758-1 SSP/SP, enrolled with CPF/MF under No. 029.303.408-78, domiciled in São Paulo, State of São Paulo, with office at Avenida Presidente Juscelino Kubitschek, No. 2041 and 2235 – Building A – Vila Olímpia, 04543-011, in the city of São Paulo, State of São Paulo; Mr. Conrado Engel, Brazilian, married, engineer, bearer of the Identity Card RG No. 12849016-7 SSP/PR, enrolled with CPF/MF under No. 025.984.758-52, domiciled in São Paulo, State of São Paulo, with office at Avenida Presidente Juscelino Kubitschek, No. 2041 and 2235 – Building A – Vila Olímpia, 04543-011, in the city of São Paulo, State of São Paulo; Mrs. Deborah Patricia Wright, Brazilian, married, business administrator, bearer of the Identity Card RG No. 9.252.907-0 SSP/SP, enrolled with CPF/MF under No. 031.544.298-08, domiciled in São Paulo, State of São Paulo, with office at Avenida Presidente Juscelino Kubitschek, No. 2041 and 2235 – Building A – Vila Olímpia, 04543-011, in the city of São Paulo, State of São Paulo; Mrs. Deborah Stern Vieitas, Brazilian, married, public administrator and journalist, bearer of the Brazilian Identity Card (“RG”) No. 3.839.280-X SSP/SP, enrolled with CPF/MF under No. 013.968.828-55, domiciled in São Paulo, State of São Paulo, with office at Avenida Presidente Juscelino Kubitschek, No. 2041 and 2235 – Building A – Vila Olímpia, 04543-011, in the city of São Paulo, State of São Paulo, Mr. Jose Antonio Alvarez Alvarez, Spanish, married, business administrator, bearer of Passport No. PAC890563, enrolled with CPF/MF under No. 233.771.448-97, domiciled in Madrid, Spain, with office at Av. de Cantabria, not numbered, Pereda Building, 1ª Planta, 28660, Boadilla del Monte, Madrid, Spain; Mr. José de Paiva Ferreira, Portuguese, married, business administrator, bearer of Foreigners Identity Card RNE No. W274948-B, enrolled with CPF/MF under No. 007.805.468-06, domiciled in São Paulo, State of São Paulo, with office at Avenida Presidente Juscelino Kubitschek, No. 2041 and 2235 – Building A – Vila Olímpia, 04543-011, in the city of São Paulo, State of São Paulo; Mr. José Luciano Duarte Penido, Brazilian, married, engineer, bearer of the Identity Card RG No. M-3.764.122 SSP/MG, enrolled with CPF/MF under No. 091.760.806-25, domiciled in São Paulo, State of São Paulo, with office at Avenida Presidente Juscelino Kubitschek, No. 2041 and 2235 – Building A – Vila Olímpia, 04543-011, in the city of São Paulo, State of São Paulo; and Mr. Jose Maria Nus Badia, Spanish, married, economist, bearer of Passport No. AAJ040239, domiciled in Madrid, Spain, with office at Av. de Cantabria, not numbered, Amazonia Building, 2ª

Planta, 28660, Boadilla del Monte, Madrid, Spain. Mr. Álvaro Antônio Cardoso de Souza, Mr. Celso Clemente Giacometti, Mr. José Luciano Duarte Penido, Mrs. Deborah Patricia Wright and Mrs. Deborah Stern Vieitas fulfill the independence requirements pursuant to the third paragraph of Article 14 of the Company’s Bylaws.

CLOSING: There being no further matters to be resolved, the Meeting was finalized, and these minutes have been prepared, which were read, approved, and signed by the Board members and the attending shareholders.

SIGNATURES: Daniel Pareto – presiding the meeting; Beatriz Arruda Outeiro – Secretary. Shareholders: BANCO SANTANDER, S.A. – Beatriz Outeiro, attorney-in-fact; GRUPO EMPRESARIAL SANTANDER, S.L. – Beatriz Outeiro, attorney-in-fact; and STERREBEECK, B.V. – Beatriz Outeiro, attorney-in-fact; ABBEY LIFE PENSIONS MANAGED FUND, ABBEY PENSION INTERNATIONAL FUND, ABERDEEN INV FUNDS ICVC III - ABERDEEN GLOBAL EMERG M Q E FD, ADVANCED SERIES TRUST - AST PRUDENTIAL FLEXIBLE M-S P, ADVISER MANAGED TRUST - TACTICAL OFFENSIVE EQUITY FUND, ALASKA COMMON TRUST FUND, ALASKA PERMANENT FUND, ALLIANZ GLOBAL INVESTORS FUND - ALLIANZ BEST STYLES E M E, ALLIANZ GLOBAL INVESTORS FUND - ALLIANZ GL EMER MARK EQU DIV, AMERICAN INTL GROUP INC RETIREMENT PLAN, AQUILA EMERGING MARKETS FUND, ARIZONA PSPRS TRUST, ARR. CAP. IRE. LTD FAOBO ARR. GL. EQ. (GBP) CCF, A SF OACCF, ARROWSTREET (CANADA) GLOBAL ALL-COUNTRY ALPHA EXT FUND I, ARROWSTREET (CANADA) GLOBAL WORLD ALPHA EXTENSION FUND I, ARROWSTREET CAPITAL GLOBAL ALL COUNTRY ALPHA E FUND LIMITED, ARROWSTREET CAPITAL GLOBAL ALL COUNTRY ALPHA EXTENSION FUND, ARROWSTREET CAPITAL GLOBAL EQUITY ALPHA EXTENSION FUND L, ARROWSTREET INTERNATIONAL EQUITY ACWI EX US TRUST FUND, ARROWSTREET MULTI-STRATEGY UMBRELLA PLC - ARROWSTREET ACWI E, ARROWSTREET MULTI-STRATEGY UMBRELLA PLC - ARROWSTREET EMFIII, ARROWSTREET US GROUP TRUST, AT&T UNION WELFARE BENEFIT TRUST, ATHEM INSURANCE COMPANIES, INC. MASTER TRUST, BELLSOUTH CORPORATION RFA VEBA TRUST, BERESFORD FUNDS PUBLIC LIMITED COMPANY, BLACKROCK ASSET MANAGEMENT SCHWEIZ AG ON B OF BIFS E M E I F, BLACKROCK CDN MSCI EMERGING MARKETS INDEX FUND, BLACKROCK GLOBAL INDEX FUNDS, BLACKROCK INSTITUTIONAL TRUST COMPANY NA, BLACKROCK LIFE LIMITED - DC OVERSEAS EQUITY FUND, BMO MSCI EMERGING MARKETS INDEX ETF, BNY MELLON TR & DEP (UK) LIMITED AS T OF BEME TRACKER FUND, BOARD OF PENSIONS OF THE EVANGELICAL LUTHERAN CHURCH IN AMER, CAISSE DE DEPOT ET PLACEMENT DU QUEBEC, CALIFORNIA PUBLIC EMPLOYEES  RETIREMENT SYSTEM, CENTURYLINK, INC. DEFINED BENEFIT MASTER TRUST, CENTURYLINK, INC. DEFINED CONTRIBUTION PLAN MASTER TRUST, CF DV EMERGING MARKETS STOCK INDEX FUND, CHEVRON MASTER

PENSION TRUST, CIBC EMERGING MARKETS INDEX FUND, CITY OF EDMONTON EQUITY UNIT TRUST, CITY OF NEW YORK GROUP TRUST, CL4 CAPITAL FIA, CLARIVEST EMERGING MARKETS SOCIALLY RESPONSIBLE FUND LLC, CMLA INTERNATIONAL SHARE FUND, COLLEGE RETIREMENT EQUITIES FUND, COLONIAL FIRST STATE INVESTMENT FUND 10, COMMONFUND EM QUANTITATIVE FOCUS FUND, LLC, COMMONWEALTH BANK GROUP SUPER, COMMONWEALTH EMERGING MARKETS FUND 6, COMMONWEALTH GLOBAL SHARE FUND 22, COMMONWEALTH GLOBAL SHARE FUND 23, COMMONWEALTH SUPERANNUATION CORPORATION, COMPASS AGE LLC, CONSULTING GROUP CAPITAL MKTS FUNDS EMER MARKETS EQUITY FUND, DEUTSCHE LATIN AMERICA EQUITY FUND, DEUTSCHE X-TRACKERS FTSE EMERGING COMPREHENSIVE FACTOR ETF, DEUTSCHE X-TRACKERS MSCI ALL WORLD EX US HEDGED EQUITY ETF, DEUTSCHE X-TRACKERS MSCI BRAZIL HEDGED EQUITY ETF, DIEGO FILIPE MEDEIROS, DREYFUS OPPORTUNITY FUNDS - DREYFUS STRATEGIC BETA E M E F, DUNHAM INTERNATIONAL STOCK FUND, EIT GLOBAL ALL COUNTRY MANAGED VOLATILITY EX-AUSTRALIA FUND, EMERGING MARKETS EQUITY ESG SCREENED FUND B, EMERGING MARKETS EQUITY INDEX MASTER FUND, EMERGING MARKETS EQUITY INDEX PLUS FUND, EMERGING MARKETS EX-CONTROVERSIAL WEAPONS EQUITY INDEX FD B, EMERGING MARKETS INDEX NON-LENDABLE FUND, EMERGING MARKETS INDEX NON-LENDABLE FUND B, EMERGING MARKETS SUDAN FREE EQUITY INDEX FUND, FIAM GLOBAL EX U.S. INDEX FUND, LP, FIDELITY SALEM STREET T: FIDELITY E M INDEX FUND, FIDELITY SALEM STREET T: FIDELITY G EX U.S INDEX FUND, FIDELITY SALEM STREET T: FIDELITY TOTAL  INTE INDEX FUND, FIDELITY SALEM STREET TRUST: FIDELITY SAI EMERGING M I FUND, FIDELITY SALEM STREET TRUST: FIDELITY SERIES G EX US I FD, FIRST TRUST BRAZIL ALPHADEX FUND, FIRST TRUST EMERGING MARKETS ALPHADEX FUND, FIRST TRUST GLL FUND PLC - FIRST TR EMERG MKTS ALPH UCITS ET, FIRST TRUST LATIN AMERICA ALPHADEX FUND, FLORIDA RETIREMENT SYSTEM TRUST FUND, FORD MOTOR CO DEFINED BENEF MASTER TRUST, FORD MOTOR COMPANY OF CANADA, L PENSION TRUST, FSS EMERGING MARKET EQUITY TRUST, FTSE RAFI EMERGING INDEX NON-LENDABLE FUND, FUTURE FUND BOARD OF GUARDIANS, GE INVESTMENTS FUNDS, INC., GMAM GROUP PENSION TRUST II, GMAM INVESTMENT FUNDS TRUST, GMI INVESTMENT TRUST, GMO ALPHA ONLY FUND, A SERIES OF GMO TRUST, GMO M R FD(ONSH) A S O GMO M PORTIFOLIOS (ONSHORE), L.P., GOLDMAN SACHS ETF TRUST - GOLDMAN S ACTIVEBETA   E M E ETF, GOLDMAN SACHS TRUST II- GOLDMAN SACHS MULTI-MANAGER G E FUND, GOVERNMENT EMPLOYEES SUPERANNUATION BOARD, GUIDEMARK EMERGING MARKETS FUND, HAND COMPOSITE EMPLOYEE BENEFIT TRUST, HP INVEST COMMON CONTRACTUAL FUND, IBM 401 (K) PLUS PLAN, IBM DIVERSIFIED GLOBAL EQUITY FUND, ILLINOIS MUNICIPAL RETIREMENT FUND, INTECH GLOBAL ALL COUNTRY

ENHANCED INDEX FUND LLC, INTERNATIONAL EQUITY FUND, INTERNATIONAL EXPATRIATE BENEFIT MASTER TRUST, INTERNATIONAL MONETARY FUND, INVESTORS WHOLESALE EMERGING MARKETS EQUITIES TRUST, IRISH LIFE ASSURANCE PLC, ISHARES CORE MSCI EMERGING MARKETS ETF, ISHARES CORE MSCI TOTAL INTERNATIONAL STOCK ETF, ISHARES EMERGING MARKETS FUNDAMENTAL INDEX ETF, ISHARES II PUBLIC LIMITED COMPANY, ISHARES III PUBLIC LIMITED COMPANY, ISHARES MSCI BRAZIL CAPPED ETF, ISHARES MSCI BRAZIL UCITS ETF USD (ACC), ISHARES MSCI BRIC ETF, ISHARES MSCI EM ESG OPTIMIZED ETF, ISHARES MSCI EMERGING MARKETS ETF, ISHARES PUBLIC LIMITED COMPANY, ITAU FUNDS - LATIN AMERICA EQUITY FUND, JANUS CAPITAL MANAGEMENT LLC, JAPAN TRUSTEE SERVICES BANK, LTD. RE: STB DAIWA BRAZIL STOCK, JAPAN TRUSTEE SERVICES BANK, LTD. RE: STB DAIWA E E F I M F, JAPAN TRUSTEE SERVICES BANK, LTD. SMTB EMERGING EQUITY M F, JAPAN TRUSTEE SERVICES BK, LTD. RE: RTB NIKKO BEA MOTHER FD, JOHN HANCOCK FUNDS II INTERNATIONAL STRATEGIC EQUITY ALLOCAT, JOHN HANCOCK FUNDS II STRATEGIC EQUITY ALLOCATION FUND, JOHN HANCOCK VARIABLE INS TRUST INTERN EQUITY INDEX TRUST B, KAISER PERMANENTE GROUP TRUST, KAPITALFORENINGEN INVESTIN PRO, GLOBAL EQUITIES I, KAPITALFORENINGEN INVESTIN PRO, LOW RISK EQUITIES I, KAPITALFORENINGEN LAEGERNES PENSIONSINVESTERING, LPI AEM III, KBI DST EMERGING MARKET ESG FUND, LACM EMERGING MARKETS FUND L.P., LACM EMII, L.P., LEGAL & GENERAL COLLECTIVE INVESTMENT TRUST, LEGAL & GENERAL GLOBAL EMERGING MARKETS INDEX FUND, LEGAL & GENERAL INTERNATIONAL INDEX TRUST, LEGAL AND GENERAL ASSURANCE PENSIONS MNG LTD, LEGAL AND GENERAL ASSURANCE SOCIETY LIMITED, LOS ANGELES CAPITAL GLOBAL FUNDS PLC, MACQUARIE INV MANAG LTD AS RESP ENT FOR ARROWST EM MKTS FD, MAINSTAY EMERGING MARKETS OPPORTUNITIES FUND, MAINSTAY VP EMERGING MARKETS EQUITY PORTFOLIO, MANAGED PENSION FUNDS LIMITED, MERCER QIF FUND PLC, METALLRENTE FONDS PORTFOLIO, MM SELECT EQUITY ASSET FUND, MUNICIPAL E ANNUITY A B FUND OF CHICAGO, NATIONAL COUNCIL FOR SOCIAL SECURITY FUND, NATIONAL RAILROAD RETIREMENT INVESTMENT TRUST, NAV CANADA PENSION PLAN, NEUBERGER BERMAN SYSTEMATIC GLOBAL EQUITY TRUST, NEW YORK STATE TEACHERS RETIREMENT SYSTEM, NEW ZEALAND SUPERANNUATION FUND, NGS SUPER, NORGES BANK, NORTHERN EMERGING MARKETS EQUITY INDEX FUND, NORTHERN TRUST COLLECTIVE ALL COUNTRY WORLD I (ACWI) E-U F-L, NORTHERN TRUST COLLECTIVE EMERGING MARKETS INDEX FUND-LEND, NORTHERN TRUST INVESTIMENT FUNDS PLC, NORTHERN TRUST UCITS FGR FUND, NTGI QM COMMON DAILY ALL COUNT WORLD EXUS EQU INDEX FD LEND, NTGI QUANTITATIVE MANAGEMENT COLLEC FUNDS TRUST, NTGI-QM COMMON DAC WORLD EX-US INVESTABLE MIF – LENDING, NTGI-QM COMMON DAILY

EMERGING MARKETS EIF – LENDING, NTGI-QM COMMON DAILY EMERGING MARKETS EQUITY I F- NON L, OPPENHEIMER GLOBAL ESG REVENUE ETF, OREGON PUBLIC EMPLOYEES RETIREMENT SYSTEM, PEAR TREE PANAGORA EMERGING MARKETS FUND, PICTET - EMERGING MARKETS INDEX, PICTET FUNDS S.A RE: PI(CH)-EMERGING MARKETS TRACKER, POWERSHARES FTSE RAFI EMERGING MARKETS PORTFOLIO, POWERSHARES FTSE RAFI EMERGING MARKETS UCITS ETF, POWERSHARES G F IRELAND P L C P FTSE RAFI ALL W 3000 U ETF, POWERSHARES S&P EMERGING MARKETS HIGH BETA PORTFOLIO, PUBLIC EMPLOYEE RETIREMENT SYSTEM OF IDAHO, PUBLIC SECTOR PENSION INVESTMENT BOARD, ROCHE U.S. RETIREMENT PLANS MASTER TRUST, RSQ INTERNATIONAL EQUITY FUND, RUSSEL EMERGING MARKETS EQUITY POOL, RUSSELL INVESTMENT COMPANY PUBLIC LIMITED COMPANY, SCHWAB EMERGING MARKETS EQUITY ETF, SCOTTISH WIDOWS INVESTMENT SOLUTIONS FUNDS ICVC- FUNDAMENTAL, SPDR MSCI ACWI LOW CARBON TARGET ETF, SPDR MSCI EMERGING MARKETS STRATEGICFACTORS ETF, SPDR S&P EMERGING MARKETS ETF, SSGA MSCI ACWI EX-USA INDEX NON-LENDING DAILY TRUST, SSGA MSCI BRAZIL INDEX NON-LENDING QP COMMON TRUST FUND, SSGA SPDR ETFS EUROPE I PLC, ST LT DEP SCOTTISH WIDOWS TRKS EMG MKT FUN, ST STR MSCI ACWI EX USA IMI SCREENED NON-LENDING COMM TR FD, ST. JAMES S PLACE GLOBAL EQUITY UNIT TRUST, STATE GENERAL RESERVES FUND, STATE OF ALASKA RETIREMENT AND BENEFITS PLANS, STATE OF IND PUBLIC EMPL RET FUND, STATE OF MINNESOTA STATE EMPLOYEES RET PLAN, STATE OF NEW JERSEY COMMON PENSION FUND D, STATE ST B AND T C INV F F T E RETIR PLANS, STATE STREET ACTIVE EM MKTS SEC LEND QP COM TR FD, STATE STREET ALL COUNTRY WORLD EX-US A NON-LEN C T F, STATE STREET EMERGING M A S L QIB COMMON TRUST FUND, STATE STREET EMERGING MARKETS EQUITY INDEX FUND, STATE STREET GLOBAL ADVISORS LUX SICAV - S S E L A EQUITY F, STATE STREET GLOBAL ADVISORS LUX SICAV - S S G E M I E FUND, STATE STREET GLOBAL ADVISORS LUXEMBOURG SICAV - SSGA EMSEF, STATE STREET GLOBAL ADVISORS LUXEMBOURG SICAV - SSGA ENHANCE, STATE STREET GLOBAL EQUITY EX-US INDEX PORTFOLIO, STATE STREET IRELAND UNIT TRUST, STE STREET TRUS LTD ATF SWIP CAP TRUS, STICHTING PENSIOENFONDS VAN DE ABN AMRO BK NV, STICHTING PENSIOENFONDS VAN DE NEDERLANDSCHE BANK N.V, STICHTING PGGM DEPOSITARY, STICHTING PHILIPS PENSIOENFONDS, SUNSUPER SUPERANNUATION FUND, TEACHER RETIREMENT SYSTEM OF TEXAS, TEACHERS RETIREMENT SYSTEM OF THE STATE OF ILLINOIS, THE BANK OF NEW YORK MELLON EMP BEN COLLECTIVE INVEST FD PLA, THE BOARD OF.A.C.E.R.S.LOS ANGELES,CALIFORNIA, THE CALIFORNIA STATE TEACHERS RETIREMENT SYS., THE GENERAL MOTORS CANADIAN HOURLY-RATE EMPLOYEES PENSION PL, THE GOVERNMENT OF HIS M THE S AND Y D-P OF BRUNEI DARUSSALAM, THE GOVERNMENT OF THE

PROVINCE OF ALBERTA, THE NOMURA T AND B CO LTD RE I E S INDEX MSCI E NO HED M FUN, THE PENSION RESERVES INVESTMENT MANAG.BOARD, THE REGENTS OF THE UNIVERSITY OF CALIFORNIA, THE SEVENTH SWEDISH NATIONAL PENSION FUND - AP7 EQUITY FUND, THE STATE TEACHERS RETIREMENT SYSTEM OF OHIO, THE TEXAS EDUCATION AGENCY, TIAA-CREF FUNDS - TIAA-CREF EMERGING MARKETS EQUITY I F, TOTAL INTERNATIONAL EX U.S. I MASTER PORT OF MASTER INV PORT, TRANSAMERICA EMERGING MARKETS EQUITY, TRUST & CUSTODY SERVICES BANK, L A T F E E D I P F (P P F), TRUST & CUSTODY SERVICES BANK, LTD. RE: EMERGING E P M F, TRUST & CUSTODY SERVICES BANK,LTD. AS T FOR E M E I P M FUND, UAW RETIREE MEDICAL BENEFITS TRUST, UPS GROUP TRUST, VANG FTSE ALL-WORLD EX-US INDEX FD, A S OF V INTER E I FDS, VANGUARD EMERGING MARKETS STOCK INDEX FUND, VANGUARD FUNDS PUBLIC LIMITED COMPANY, VANGUARD INTERNATIONAL HIGH DIVIDEND YIELD INDEX FUND, VANGUARD INV FUNDS ICVC-VANGUARD FTSE GLOBAL ALL CAP INDEX F, VANGUARD INVESTMENT SERIES PLC, VANGUARD TOTAL WSI FD, A SOV INTERNATIONAL EQUITY INDEX FDS, VICTORIAN FUNDS MAN C A T F V E M T, VICTORY TRIVALENT INTERNATIONAL FUND - CORE EQUITY, VOYA EMERGING MARKETS INDEX PORTFOLIO, VOYA GLOBAL EQUITY FUND, VOYA GLOBAL EQUITY PORTFOLIO, VOYA INVESTMENT MANAGEMENT CO. LLC, WASHINGTON STATE INVESTMENT BOARD, WATER AND POWER EMPLOYEES RETIREMENT PLAN, WELLINGTON MANAGEMENT FUNDS (IRELAND) PLC, WELLINGTON TRUST COMPANY N.A., WELLS FARGO BK D OF T ESTABLISHING INV F FOR E BENEFIT TR, WELLS FARGO FACTOR ENHANCED EMERGING MARKETS PORTFOLIO, WISDOMTREE EMERGING MARKETS DIVIDEND FUND, WISDOMTREE EMERGING MARKETS EX-STATE-OWNED ENTERPRISES FUND, WISDOMTREE EMERGING MARKETS HIGH DIVIDEND FUND, WISDOMTREE GLOBAL HIGH DIVIDEND FUND, WISDOMTREE ISSUER PUBLIC LIMITED COMPANY, WMC GEM SYSTEMATIC EQUITY FUND, WSIB INVESTMENTS PUBLIC EQUITIES POOLED FUND TRUST e XEROX CORPORATION RETIREMENT & SAVINGS PLAN– by means of remote voting procedure; RETIREMENT PLAN FOR EMPLOYEES OF AETNA INC; JNL/MELLON CAPITAL EMERGING MARKETS INDEX FUND; NEW YORK LIFE INSURANCE COMPANY; PUBLIC EMPLOYEES RETIREMENT SYSTEM OF OHIO; THE BOEING COMPANY EMPLOYEE RETIREMENT PLANS MASTER TRUST; THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MTBJ400045828; THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MTBJ400045829;  THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MTBJ400045833; THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MUTB400045795; THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MUTB400045796; THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MTBJ400045835; THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MUTB400045792; VANGUARD TOTAL INTERNATIONAL STOCK

INDEX FUND, A SERIES OF VANGUARD STAR FUNDS; BUREAU OF LABOR FUNDS-LABOR PENSION FUND; NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION e CONSTRUCTION & BUILDING UNIONS SUPERANNUATTION FUND (J.P.Morgan S.A. – Distribuidora de Títulos e Valores Mobiliários) – Ricardo José Martins Gimenez, attorney-in-fact; BEST INVESTIMENT CORPORATION (HSBC CTVM S.A. ORGANIZAÇÃO BRADESCO) - Ricardo José Martins Gimenez, attorney-in-fact e THE BANK OF NEW YORK MELLON – Anderson Manoel Pinto, attorney-in-fact.

We certify that this is a true transcript of the minutes recorded in the Minutes of the General Meeting Book of the Company.

Daniel Pareto President	Beatriz Outeiro Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: July 20, 2017

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Officer Without Specific Designation

By:	/S/ Angel Santodomingo Martell
Angel Santodomingo Martell Vice - President Executive Officer